UNITED STATES                      OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION           OMB Number: 3235-0101
                 Washington, D.C. 20549                 Expires: August 31, 2003
                                                        Estimated average burden
                                                        hours per response...2.0
                       FORM 144
         NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933   SEC USE ONLY
                                                        DOCUMENT SEQUENCE NO.
                                                        CUSIP NUMBER
ATTENTION:Transmit for filing 3 copies of this form     WORK LOCATION
concurrently with either placing an order with a broker to execute sale directly with a market maker

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1(a) NAME OF INSURER (Please type or print)                                       (b) IRS                    (c) S.E.C.
Lee Enterprises, Incorporated                                                     IDENT. NO.                 FILE NO.
                                                                                  42-0823980                 I-6227
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1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE                                                  (e) TELEPHONE
215 N. Main Street, Davenport, Iowa 52801                                       ----------------------------------------------------
                                                                                          AREA CODE                   NUMBERS
                                                                                             563                     383-2100

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       NAME OF PERSON FOR WHOSE             IRS          RELATIONSHIP    (d) ADDRESS STREET CITY STATE ZIP CODE
2 (a)  ACCOUNT THE SECURITIES ARE       (b) IDENT.   (c) TO ISSUER           c/o 215 N. Main Street, Davenport, IA  52801
       TO BE SOLD                           NO.

Vytenis P. Kuraitis                                      Officer

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File
                                                           Number.
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              (b)    Name          SEC
                     and           USE
                   Address         ONLY
                   of Each
                    Broker
                   Through                (c) Number
3.  Title          whom the                     of
(a) Class         Securities                  Shares
     of            Are To Be                    or
  Securities       Offered                    Other                      (e) Number of        (f) Approximate      (g) Name of
    To Be          or Each         Broker     Units     (d) Aggregate        Shares or         Date of Sale            Each
    Sold            Market         Dealer     To Be      Market Value       Other Units       (See instr. 3         Securities
                    Maker          File       Sold        (See instr.       Outstanding            (f))              Exchange
                    who is         Number      See           3(d))         (See instr. 3         (MO. DAY          (See instr. 3
                  Acquiring                  instr. 3                           (e))                YR)                 (g))
                     the                       (c))
                  Securities
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Common Stock    BNYESI & CO.,                4,500         $169,650         34,968,895           7-24-03               NYSE
$2.00 par       Inc., 1633
value           Broadway, 48th
                Fl., New York,
                NY  10019
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

INSTRUCTIONS:

1.   (a)  Name of issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

2.   (a)  Name of person for whose account the securities are to be sold
     (b) Such person's I.R.S. identification number, if such person is an entity
     (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d)  Such person's address, including zip code

3.   (a)  Title of the class of securities to be sold
     (b) Name and Address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities, the face amount thereof outstanding, as shown by the most recent report of statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g) Name of each securities exchange, if any, on which the securities are intended to be sold

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                                                    TABLE I - SECURITIES TO BE SOLD
                    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all of any part of the purchase price or other consideration therefor:
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                                                    Name of Person from
 Title of the   Date you   Nature of Acquisition    Whom Acquired              Amount of           Date of            Nature of
    Class       Acquired        Transaction         (if gift, also give   Securities Acquired      Payment            Payment
                                                    date donor acquired)
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 Common         11-4-97    Stock Option grant -           Issuer           Stock Options for    Upon exercise    Cashless Exercise
 Stock $2.00               Employee Stock Option                              6,000 shares     (approximately    $26 5/8 per share
 par value                 Plan                                                                   7-24-03)
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

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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                                       TABLE II - SECURITIES TO BE SOLD DURING THE PAST 3 MONTHS
           Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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 Name and Address of Seller      Title of Securities Sold        Date of Sale      Amount of Securities            Gross Proceeds
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Vytenis P. Kuraitis
215 N. Main Street, Ste. 400     None
Davenport, IA 52801-1924
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

REMARKS:


INSTRUCTIONS:                                                         ATTENTION:
See the definition of "person" in paragraph (a) of Rule               The person for whose account the securities to
144.  Information is to be given not only as to the                   which this notice relates are to be sold hereby
person for whose account the securities are to be sold                represents by signing this notice that he does not
but also as to all other persons included in that                     know any material adverse information in regard to
definition.  In addition, information shall be given as to            the current and prospective operations of the Issuer
sales by all persons whose sales are required by                      of the securities to be sold which has not been publicly
paragraph (e) of Rule 144 to be aggregated with sales                 disclosed.
for the account of the person filing this notice.

                  July 24, 2003                                               /s/Vytenis P. Kuraitis
-------------------------------------------------                     ------------------------------------------
                  DATE OF NOTICE                                                      SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of this notice shall be manually signed.
           Any copies not manually signed shall bear typed or printed signatures.

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                                           ATTENTION:
                       Intentional misstatements or omission of facts constitute
                          Federal Criminal Violations (See 18 U.S.C. 1001)
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